May 20, 2011

Code of Ethics and Business Conduct

I.

INTRODUCTION

This Code of Business Conduct and Ethics (“Code”) covers a range of business practices and procedures.  This Code cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets out key guiding principles of conduct and ethics that Zodiac Exploration Inc. and its subsidiaries (collectively, the “Corporation”) expects of its staff members, directors and officers.  All references to “Staff members” in this Code include all staff members, including consultants, employees, directors and officers of the Corporation.  Amendments to and waivers of this Code will be publicly disclosed as required by applicable laws, rules and regulations.

This Code is a statement of certain fundamental principles, policies and procedures that govern the consultants, employees, directors and officers of the Corporation in the conduct of the business of the Corporation. It is not intended to, and does not, create any rights in any consultant, employee, customer, supplier, competitor, shareholder or any other person or entity

This Code is designed to deter wrongdoing and to promote:

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Maintenance of a work environment that encourages staff members to raise concerns with management and promptly addressing staff members’ compliance concerns.

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Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

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Full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators and in other public communications made by the Corporation;

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Compliance with applicable governmental laws, rules and regulations;

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The prompt internal reporting to an appropriate person or persons of violations of this Code;

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Accountability for adherence to this Code.

The Corporation will expect all its staff members, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter.  Violations of this Code by a staff member, officer or director are grounds for disciplinary action up to and including immediate termination of employment, executive position or directorship.

1	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855

It is not possible to enumerate all of the situations that could result in an actual or apparent violation of this Code. The following areas are, however, of particular concern to the Corporation with respect to the ethical conduct of the Corporation’s business.

II.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Corporation is strongly committed to conducting its business affairs with honesty and integrity and in full compliance with all laws, rules and regulations applicable to the Corporation’s business in the countries in which it operates.  Each staff member must at all times respect and obey such laws, rules and regulations, including insider trading laws, and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, rules and regulations.  Although not all staff members are expected to know the details of these laws, it is important to know enough to determine when to seek advice from appropriate personnel.  The Corporation provides all necessary information to its staff members to promote compliance with laws, rules and regulations, including insider-trading laws.

III.

INSIDER TRADING

Staff members and outside consultants who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Corporation or its partners should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Chief Financial Officer or Chairman of the Corporation’s Audit Committee.

IV.

CONFLICTS OF INTEREST

Any conflict of interest that occurs should be reported directly in writing to the Chairman of the Corporation’s Audit Committee. A "conflict of interest" occurs when an individual's private interest interferes in anyway - or even appears to interfere - with the interests of the Corporation as a whole. A conflict situation can arise when a staff member, officer or director takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when a staff member, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are of special concern. Staff members shall perform the responsibilities of their positions on the basis of what is in the best interests of the Corporation and free from the influence of personal considerations and relationships.

Specifically, staff members may not act as a director, an officer, be employed by, consult to or act as agent of an entity that competes directly with the business of the Corporation (a “Competitor”) or an entity that does business with or provides service to the Corporation (a “Supplier”) without the approval of the Board of Directors.  In addition, staff members may not own, directly or indirectly, hold a beneficial interest in a Competitor or a Supplier unless such individual is making an investment in securities that are listed on a national or international securities exchange.

2	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855

V.

CORPORATE OPPORTUNITIES

Staff members are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Corporation property, information or position; (b) using Corporation property, information, or position for personal gain; and (c) competing with the Corporation. Staff members owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

VI.

CONFIDENTIALITY

Staff members must maintain the confidentiality of information entrusted to them by the Corporation or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or might be harmful to the Corporation or its partners and associates, if disclosed.

Care should be taken in disposing of documents containing confidential information. Confidential information also includes any information relating to the business and affairs of the Corporation that results in or would  reasonably be expected to result in a significant change in the market price or value of any securities of the Corporation or any information a reasonable investor would consider important in making an investment decision. Staff members must not use confidential information for their own advantage or profit.

A staff member’s obligation to protect the confidential information of the Corporation exists whether or not the information is explicitly labeled as being confidential and the obligation continues even after leaving the employ of the Corporation.

VII.

FAIR DEALING

The Corporation firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Corporation complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Corporation will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Corporation. The Corporation’s policy also prohibits Staff members from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

3	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855

VIII.

PROTECTION AND PROPER USE OF CORPORATE ASSETS

All Staff members should endeavor to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct, negative impact on the Corporation’s image and profitability. All of the Corporation’s assets should only be used for legitimate business purposes.

The obligation of staff members to protect the firm’s assets includes its proprietary information. Proprietary information includes intellectual property such as business, marketing and corporate development information, plans, geological, geophysical and engineering information, databases, records, salary information and any unpublished financial or technical data and reports. Unauthorized use or distribution of this information would violate this Code. It may also be illegal and result in civil or even criminal penalties.

IX. Use of Email and Internet Services

E-mail systems and Internet services are provided to help employees perform their duties and responsibilities related to the Corporation. Incidental and occasional personal use is permitted, but use for personal gain or any improper purpose is not permitted. Employees may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs or any other message that could be viewed as harassment. "Flooding" the systems of the Corporation with junk mail and trivia hampers the ability of the systems to handle legitimate corporate business and is prohibited.

Employees' messages (including voice mail) and computer information are considered corporate property. Unless prohibited by law, the Corporation reserves the right to access and disclose this information as necessary for business purposes. Employees should use good judgment, and should not access, send messages or store any information that he or she would not want to be seen or heard by other individuals.

X.

FINANCIAL REPORTING AND RECORDS

The Corporation maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing our business and are crucial for meeting obligations to staff members, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Staff members, officers, and directors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner.  No staff member, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Corporation.

The Corporation maintains all records in accordance with laws and regulations regarding retention of business records. The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The Corporation prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Corporation is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

4	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855

XI.

USING THIS CODE, WAIVERS AND REPORTING VIOLATIONS

It is the responsibility of all Staff members to understand and comply with this Code.

The Board of Directors is ultimately responsible, acting through the Audit Committee for this Code and monitoring compliance with this Code.  Any waivers of the provisions of this Code may be granted only by the Board of Directors, if such waiver is for the benefit of a director or senior officer of the Corporation such waiver may be disclosed if required under applicable securities laws.  Waiver for all other staff members shall be granted exclusively by the Chief Executive Officer or any other Senior Officer as may be designated by the Audit Committee.

If you observe or become aware of an actual or potential violation of this Code or of any law or regulation, whether committed by the Corporation staff members or by others associated with the Corporation, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Corporation as outlined in the Staff member Handbook and the Whistleblower Policy.  This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that staff members acting in good faith have the means to report actual or potential violations.

There will be no reprisals against staff members, officers and directors for good faith reporting of compliance concerns or violations.

5	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855